

Mail Stop 3561

November 16, 2009

Mr. Dan Ratner
President
Cell-nique Corporation
12 Old Stage Coach Road
Weston, CT 06883

   Re: Cell-nique Corporation
      Form S-1/A
      Filed November 5, 2009
      File No. 333-161413

Dear Mr. Ratner:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form S-1/A filed November 5, 2009

General

1. Your revised prospectus continues to contain disclosure that does not appear to relate to your company or offering, including the discussion of a market for your securities on page 19 and the substantial number of shares available for sale in the public market on page 20. Please revise your filing to remove or explain these disclosures. Refer to comment one from our letter dated September 16, 2009.

Prospectus Cover Page

2.   Please explain the statement that the National Quotation Board operates the Bulletin Board.

Summary, page 4

The Company, page 4

3.   You state on page four that you "were originally formed in 2005," and on page four and page 26 that the company was "conceptualized" in 2005. On page six you state that Mr. Ratner has been chairman since your "conception in 2005." It is unclear what you mean by "conceptualized" or "conception," and what the company's form of organization was before it became a division of Physicians Capital Corp in 2006. Please revise your summary and business section to clarify your discussion of the company's various forms of organization, providing specific dates. Refer to comments six and 20 from our letter dated September 16, 2009, and Item 101(h)(1) of Regulation S-K.

Plan of Distribution, page 7

4.   The statement added to page seven in response to our prior comment nine does not appear to substantively address our comment. Your amended prospectus continues to state that you intend to amend the registration statement when a selected broker-dealer "<u>sells</u> shares offered in this offering," rather than upon reaching an agreement. Accordingly, we reissue prior comment nine in its entirety:

> If Cell-nique enters an agreement with another party to offer and sell securities, the registration statement must be immediately amended to provide Item 508 disclosure regarding the party and the principal terms of the agreement and include the agreement as an exhibit to the registration statement, rather than waiting until sales have occurred. Please revise your disclosure.

5.   If true, please indicate that the minimum investor subscription is 1,000 shares.

Use of Proceeds, page 7

6.   Please revise your summary discussion to disclose the amount of proceeds to be used to cover offering expenses assuming less than $75,000 is raised. Refer to comment 15 from our letter dated September 16, 2009.

Risk Factors, page 9

7.   Your risk factor disclosure continues to describe your offering as a rights offering made to existing shareholders, specifically the last risk factor on page 10 and the first risk factor on page 11. Please revise. Refer to comment 10 from our letter dated September 16, 2009.

Use of Proceeds, page 22

8.   Please provide the disclosure required by Item 504, Instruction 7, as requested in our prior comment 13.

9.   We reissue our prior comment 14. Please provide the interest rate and maturity of the loan you intend to repay with proceeds from this offering in your use of proceeds disclosure, as required by Instruction 4 to Item 504 of Regulation S-K.

10.   You state on page 23 that proceeds from your offering "will allow for substantial growth capital of production, marketing and sales." Please add a more detailed explanation of your plans for achieving growth. In particular, given that sales of 5% of your offered securities would increase working capital by only $143,925, it is unclear how you will achieve substantial growth under this scenario. Please revise.

11.   We note your disclosure on page 23 that "[m]anagement does not anticipate the need for additional funds." Please reconcile this disclosure with your risk factor and liquidity disclosure contemplating additional debt or equity financing.

12.   Please reconcile the $75,000 amount with the $41,674 amount indicated in Part II of the registration statement.

Capitalization, page 24

13.   In a note to the capitalization table, quantify the loan from Physicians Capital Corp, as requested in our prior comment 17. In general, please respond to our comments substantively, and avoid merely copying language from our comments into your filing.

Dilution, page 24

14.   It appears that the net tangible book value per share after giving effect to the offering under the scenarios "shares 5% sold" and "shares 50% sold" should be $0.02 and $0.81, respectively. Accordingly, per share dilution to new investors under the scenario "shares 5% sold" would be $4.98. Please revise or show us how you calculated the amounts presented.

Business, page 26

Research and Development, page 29

15.   We note you have provided research and development costs "for the six months
        ended June 30, 2009 and 2008." Please revise to provide the amount spent during
        each of the last two fiscal years, as requested in our prior comment 22 and required
        by Regulation S-K Item 101(h)(4)(x).

Manufacturing Process, page 30

16.   We note your disclosure on page 30 that you use "several suppliers of all necessary
        raw materials." Please disclose the names of your principal suppliers, as requested
        in our prior comment 23 and required by Item 101(h)(4)(v) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 32

Intellectual Property, page 33

17.   We note your response to our prior comment 26. Please expand your intellectual
        property discussion in this or another business section to describe your specific
        patents and trademarks. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Regulation, page 34

18.   Please expand your regulation discussion as requested in our prior comment 27.
        Refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K. In this regard, we note
        your risk factor disclosure on page 16 that noncompliance with regulations could
        lead to fines or stopped production. Please revise.

Employees, page 34

19.   We note your disclosure added in response to our prior comment 29. However,
        your revised disclosure continues to be difficult to understand, and we reissue the
        comment in its entirety:

                Please explain the second sentence, including the nature and principal terms
                of the brokerage contracts and independent contractor agreements and the
                nature and amount of services rendered to the company under those
                contracts and agreements. Please clarify, if true, that these persons are not
                your employees.

Financial Condition and Results of Operations, page 34

Results of Operations, page 34

20.   We note your revised disclosures in response to our prior comment 33 that compare
        your results of operations for the three and six months ended June 30, 2009 to June
        30, 2008. Your response did not address our comment in its entirety, thus the
        comment will be partially reissued. In addition to your analysis of your operations
        for the current interim period compared to the prior interim period, please revise to
        provide an analysis of each of the components of your consolidated statements of
        operations for the years ended December 31, 2008 and December 31, 2007. Your
        revisions should include robust discussions describing and quantifying underlying
        material activities that generate income statement variances between these fiscal
        years. Please refer to Item 303 of Regulation S-K for guidance.

21.   Please disclose the status of your negotiations to reduce glass costs, and the parties
        you are negotiating with.

Liquidity and Capital Resources, page 36

22.   We note your revised disclosures in response to our prior comment 32. Your
        response did not address our comment in its entirety, thus the comment will be
        partially reissued. In addition to your analysis of your statements of cash flows of
        the current interim period, please revise to provide an analysis of the components
        of the statements of cash flows (i.e. operating, investing, and financing activities)
        that explains the significant year-to-year variations for the years ended December
        31, 2008 and 2007 (e.g. explanation of the significant change in your accounts
        receivable, inventories and accounts payable and accrued expenses). Your analysis
        of cash flows should not merely recite information presented in the consolidated
        statement of cash flows. Please refer to SEC Release No. 33-8350, as it relates to
        liquidity and capital resources for guidance.

23.   We note your revised disclosures in response to our prior comment 31. Your
        response did not address our comment in its entirety, thus the comment will be
        partially reissued. We note your disclosures on page 6 and elsewhere in your
        registration statement that your existing capital will be sufficient to meet your cash
        needs for the next twelve months. These statements do not appear consistent with
        your disclosures on page 36 that discuss your reliance on your existing line of
        credit, which is almost to its limit, and potential funds raised via equity or debt
        issuances. Please reconcile these statements to consistently disclose how you plan
        to fund your working capital needs, *other than the proceeds from this offering,* over
        the next twelve months. Refer to the guidance in Item 303 of Regulation S-K and
        Section IV of SEC Release No. 33-8350 for further guidance.

24.   In connection with the comment above, we note you disclose on page 36 that you
        are borrowing near the maximum of your line of credit with Physicians Capital
        Corp. Please revise to disclose here and throughout your registration statement the
        limit on your line of credit.

25.   In this regard, please direct our attention to the provision in the credit agreement
        that sets the borrowing limit, or advise.

Ownership of Common Stock, page 40

26.   You state on page 40 of your revised prospectus that 14 million shares will be
        outstanding after the completion of the offering. Please revise to reconcile this
        with your disclosure that you currently have 14 million shares outstanding and plan
        to issue up to 6 million shares in this offering.

27.   We reissue prior comment 35. Please revise the ownership table to name your
        officers in the table. We redirect your attention to Item 403(b) of Regulation S-K.

28.   We reissue prior comment 36. Your revised disclosure on page 40 and 41 indicates
        that you have 14,000,000 outstanding shares owned by Physicians Capital Corp,
        but your disclosure on page II-2 indicates that you issued Physicians Capital Corp
        20,000,000 shares. Please revise your disclosure where appropriate to reconcile
        and provide consistent disclosure regarding the number and ownership of your
        outstanding shares.

Executive Compensation, page 42

29.   Please reconcile the disclosure on page 42 that "plans for executive compensation
        have not been contemplated or formalized" with the disclosure on page F-13 of
        your notes to financials that your officers "elected to forgo their compensations
        valued at $80,000, $157,500 and $157,500 respectively." To the extent your
        executives have earned compensation, provide the information required by Item
        402(l) through (r) of Regulation S-K. Refer to Item 402(m)(1) for the
        compensation covered by these disclosure requirements. Please revise.

Conflicts of Interest, page 43

30.   You do not appear to have reconciled your conflict of interest disclosure on page
        43 with your "Employees" section on page 34 regarding the time your officers will
        dedicate to the company, and you have not provided the number of hours they will
        devote to the company in response to our prior comment 38. Accordingly, we
        reissue the comment in its entirety:

                We note that none of your officers will devote "more than a portion of their
                time" to the company. Please specify how many hours your officers will

devote to the affairs of the company. Further, please reconcile with the "Employees" section on page 34, which refers to full-time employees, and the risk factor beginning, "[i]f we are not able to retain the full time services of our management team, …." If your management is not required to devote full time to company business, please address in a risk factor, or advise.

Audited Financial Statements for the Years Ended December 31, 2008 and 2007

General

31.   Please provide a current consent in any amendment and note the updating requirements of Article 8-08 of Regulation S-X.

Note 1 – Operations and Summary of Significant Accounting Policies

Operations, F-18

32.   We note your revised disclosures in response to our prior comment 43. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Tell us and disclose how you accounted for the reorganization of your unincorporated business into a corporate entity and the basis of the assets transferred to the new corporation (i.e. how you accounted for the assets transferred to the new corporation, etc.)

33.   We note your disclosure that you are currently a Subchapter S Corporation. Considering your sole shareholder, Physician Capital Corporation, appears to be a domestic Corporation, it is not clear to us how you met the requirements to qualify for S Corporation status (i.e. shareholders can be individuals, certain trusts, and estates and may not include partnerships, corporations or non-resident alien shareholders). Please clarify your tax status and revise your disclosures as appropriate.

Note 7- Related party transactions, page F-25

34.   We note your disclosure that your financial statements do not reflect the fair value of rental space of $12,000 and officers' compensation of $157,500 in each of the years ended December 31, 2008 and 2007. Please note that your historical financial statements should present all of your costs of doing business. As stated in our prior comment 43, please revise to record all such expenses in your financial statements. Refer to the guidance in SAB Topic 1B.

<u>Interim Financial Statements for the Six Months Ended June 30, 2009 and 2008</u>

35.   Please revise your interim financial statements to comply with our comments issued on the annual audited financial statements above.

<u>Signatures</u>

36.   We reissue our prior comment 48. Your Form S-1 must be signed by your principal executive officer, and your signature page must indicate all of the capacities in which each person is signing the form. Refer to Instruction 1 of Form S-1, Signatures. Please revise.

<u>Exhibits</u>

<u>Exhibit 23.3 – Consent of Independent Accountant</u>

37.   We note your exhibit provides consent on your report dated November 4, 2009 and it includes your <u>unaudited interim</u> financial statements for the six months ended June 30, 2009. However, the audit report included in your registration statement on F-1 is dated November 2, 2009 on your <u>audited</u> financial statements as of and for the years ended December 31, 2008 and 2007. Please revise to remove the reference to the <u>unaudited interim</u> financial statements for the six months ended June 30, 2009 from the consent and provide a current consent for the audit report included in your registration statement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Miles Garnett
        Fax: (516) 371-1846